Mail Stop 4561

June 6, 2006

Louis J. Rogers
President
NNN Apartment REIT, Inc.
1551 N. Tustin Avenue, Suite 200
Santa Ana, CA 92705

Re: **NNN Apartment REIT, Inc.**
        Amendment No. 4 to Registration Statement on Form S-11
        Filed May 23, 2006
        File No. 333-130945

Dear Mr. Rogers:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment no. 1, but are unable to locate the revised disclosure on page viii. Please advise or revise.

Questions and Answers about this Offering, page viii

Does NNN Apartment REIT have a share repurchase plan?, page xiii

2.   We note the revised disclosure on pages xiii and 124 that you have designed your share repurchase plan in accordance with no action letters from the Securities and Exchange Commission granting relief from the issuer tender offer rules for similar plans. Please expand your disclosure to clarify that these no action letters relate to other unaffiliated registrants and their plans and that, if true, you believe that your plan comports with this line of no action letters.

Compensation Table, page 62

3.   We note from your disclosure in the prior performance section on page 77 that "when Realty receives real estate commissions or disposition fees as part of the purchase or sale of a property, 75% of that commission is passed through to Triple Net Properties pursuant to an agreement between Triple Net Properties and Realty." Please disclose whether the same arrangement is in place, or is contemplated to be implemented, between the parties in this offering and revise the chart accordingly.

Sales Materials

4.   We note the supplemental sales materials provided in your May 11, 2006 letter. Please revise the sixth and eighth bullet points on the first page of the sales brochure to be consistent with the summary risk factors described in the prospectus.

5.   We note your statement on page 2 that NNN Apartment REIT will provide diversity within an investor's portfolio and within the REIT itself will be a diverse collection of Class A apartment properties located throughout the United States. Please clarify that this is your investment objective rather than a certainty.

6.   We note your statement under the photograph on page 3 that the photographs of apartment buildings contained in the brochure are for illustration only and that you do not own and will not purchase these buildings. As you do not currently own the properties pictured, please remove the photographs from the brochure.

7.   We note your statement on page 4 that real estate investments have demonstrated low pricing volatility over time while providing appealing investment returns compared to stocks and bonds. In addition, we note your statement at the bottom of the page that NNN Apartment REIT is a solid component to investment portfolios for people in any stage of life. Please provide the basis for these statements and balance them with a discussion of the risks associated with a non-listed REIT, including the lack of liquidity.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at (202) 551-3438, or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: James L. Weinberg, Esq. (*via facsimile*)
        Hirschler Fleischer, A Professional Corporation